UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ N° 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE MEETING OF THE BOARD OF EXECUTIVE OFFICERS

Date, time and place: Held on June 7, 2010, at 15:00, at Alameda Santos, n.º 1357 – 6th floor, in the City of São Paulo, State of São Paulo.

Attendance: Regularly convened, the following Officers participated in the meeting: Carlos Augusto Lira Aguiar, Chief Executive Officer, Francisco Fernandes Campos Valério João Edes Steinle, João Felipe Carsalade, and Marcelo S. Castelli.

Presiding: Carlos Augusto Lira Aguiar, the Company’s Chief Executive Officer, presided, and Eduardo de A. P. Andretto acted as Secretary.

Agenda: Authorize the execution of financing contracts, through opening a line of credit.

Resolutions: After discussion and analysis of the matters included on the agenda, the Officers unanimously voted, without reservations or qualifications, to make the following resolutions:

a)
Authorize the execution of financing contracts, through opening a line of credit, with interest of 7% per year, for a period of 18 months (bullet), whose resources come from BNDES (“EXIM”), subject to the terms of article 21, II, of the Company’s Bylaws, with the financial institutions and in the amounts as follows:

(i)	Banco Bradesco, in the amount of R$45,000,000.00 (forty-five million reais);
(ii)	Banco Santander, in the amount of R$28,000,000.00 (twenty-eight million reais);
(iii)	Banco Itaú, in the amount of R$37,000,000.00 (thirty-seven million reais); e
(iv)	Banco Alfa, in the amount of R$20,000,000.00 (twenty million reais).

b)
By reason of and related to resolution (a) above, the Board of Executive Officers also authorizes the issuance of a promissory note in favor of Banco Bradesco, in the amount of R$45,000,000.00 (forty-five million reais), as a guarantee of the transaction mentioned in item (i) of the that resolution.

c)
In light of the resolutions above, the Board of Executive Officers hereforth approves the execution by the Company of any and all documents and/or instruments related to the above resolutions.  Accordingly, the Company’s Board of Executive Officers are fully authorized to take all the actions necessary for the above referenced and approved contracting, as well as to name and constitute attorneys-in-fact, pursuant to the Company’s Bylaws, to take the actions necessary to realize the transactions referred to in the above resolutions.

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Closing, Transcription and Signature of the Minutes:

There being nothing more to address, behold that the matters submitted for the deliberation of the Board of Executive Officers were unanimously approved, and the work was suspended for the time necessary to transcribe these minutes, which, being read and found to be accurate, were signed by all present.  (sig.) Carlos Augusto Lira Aguiar – Chairman of the Meeting and Chief Executive Officer, Francisco Fernandes Campos Valério, João Edes Steinle, João Felipe Carsalade, and Marcelo Strufaldi Castelli – Officers, and Eduardo de A. P. Andretto – Secretary.

São Paulo, June 7, 2010.

I certify that this is an accurate copy of the original filed at the Company.

__________________________
Eduardo de A. P. Andretto
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 16, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.